CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

November 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	CNS Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration No. 333-267975

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 1:00 P.M. (Eastern Time) on November 29, 2022, or as soon thereafter as possible on such date.

Very truly yours, CNS Pharmaceuticals, Inc.

By:	/s/Christopher Downs
Name: Christopher Downs Title: Chief Financial Officer